Issuer Free Writing Prospectus
June 9, 2006
Filed Pursuant to Rule 433
Registration Statement No. 333-134415

   Interline Brands

Summary of Final Terms
Issuer	Interline Brands, Inc.

Issue	Senior Subordinated Notes

Maturity	June 15, 2014 (formerly, 2016)

Amount	$200,000,000 (formerly, $175,000,000)

Coupon	8.125%

Price	99.283%

Yield to Maturity	8.250% (328 bps vs. 4 3/4% due 5/14)

Interest Payment Dates	June 15 and December 15, commencing December 15, 2006

Call Feature	The notes will be subject to a T+50 bps make-whole prior to June 15, 2010 (formerly, 2011), then callable beginning on June 15 of the years indicated below:
2010 at 104.063% 2011 at 102.031% 2012 and thereafter at 100.00%

Equity Clawback	Prior to June 15, 2009, the Issuer may redeem up to 35% of the notes with the proceeds of equity offerings at 108.125%

Change of Control	101%

Net Proceeds to Issuer after Underwriters’ Discount and Estimated Expenses	Approximately $194.4 million (formerly, approximately $169.5 million)

Underwriters’ Discount	2.25% on the first $175.0 million 1.00% on the remaining $25.0 million

Use of Proceeds

As a result of the increase in offering size of this transaction, the term loan facility under the New Credit Facility will be reduced by $25.0 million to $230.0 million (formerly, $255.0 million).

The new term loan facility under the New Credit Facility along with the net proceeds of this offering will be used as indicated in the section “Use of Proceeds” in the preliminary prospectus supplement, found at the hyperlink below.

Trade Date	June 9, 2006

Settlement Date	June 23, 2006 (T+10)

Ratings	B3/B

Book-Running Managers	Lehman Brothers/JPMorgan

Co-Managers	CSFB/Bank of America/SunTrust/Wachovia

CUSIP	458743 AC 5

Material Covenants - Limitation on Restricted Payments

Modifications have been made to the Limitation on Restricted Payments covenant under the section “Description of the Notes - Material Covenants” in the preliminary prospectus supplement, found at the hyperlink above the legend below. Such changes are as follows:

-

50% of Consolidated Net Income under paragraph (a)(3)(A) of the covenant will be calculated from the beginning of the fiscal quarter commencing July 1, 2006, as opposed to the fiscal quarter commencing June 27, 2003, and 100% of the aggregate Net Cash Proceeds received from the issuance or sale of Capital Stock under paragraph (a)(3)(B) of the covenant will be limited to issuances and sales after the Issue Date, as opposed to May 23, 2003. Such changes eliminate the $154.2 million available to make Restricted Payments, as of March 31, 2006.

	-	The general basket under paragraph (b)(11) of the covenant has been increased from $25 million to “the greater of (x) $75 million or (y) 8.5% of Total Assets.”

To review a filed copy of the current preliminary prospectus supplement, go to the following link:

http://www.sec.gov/Archives/edgar/data/1250189/000104746906007971/a2170946z424b5.htm

The issuer has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. To review a filed copy of the preliminary prospectus supplement, go to the hyperlink above this legend. Alternatively, with respect to the issuer’s offering of  senior subordinated notes, the issuer, any underwriter or any dealer participating in the offering of senior subordinated notes will arrange to send to you the prospectus and preliminary prospectus supplement if you request it by calling toll-free 800-666-2388 or by emailing daniel.friedman@lehman.com.

Any disclaimers or other notices that may appear within the email that distributed this document are not applicable to this communication and should be disregarded. Such disclaimers or other notices may have been automatically generated as a result of this communication being sent via Bloomberg or another email system.

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